NEOGENOMICS, INC.

12701 Commonwealth Drive, Suite 9

Fort Myers, Florida 33913

June 27, 2016

VIA EDGAR

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	NeoGenomics, Inc. Request for Acceleration of Registration Statement on Form S-3 File No. 333-212099

Dear Mr. Reynolds:

In accordance with Rule 461 under the Securities Act of 1933, NeoGenomics, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the Company’s Registration Statement on Form S-3 (File No. 333-212099) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2016. The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on June 28, 2016, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Clayton E. Parker, Esq. at (305) 539-3306 or Damien Grierson, Esq. at (617) 951-9080 of K&L Gates LLP, outside securities counsel to the Company.

Very truly yours,

/s/ George Cardoza
George Cardoza Chief Financial Officer